Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

April 13, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 13, 2026, The Nasdaq Stock Market (the "Exchange") received from Maywood Acquisition Corp. 2 (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one right and one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Rights, each entitling the holder thereof to receive one-fourth of one Class A ordinary share upon the completion of an initial business combination

Redeemable warrants, each whole warrant exercisable to purchase one Class A ordinary share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

